

September 10, 2010

John J. Lennon
Chief Executive Officer
UV Flu Technologies, Inc.
1694 Falmouth Rd., Suite 125
Centerville, MA 02632-2933

> **Re: UV Flu Technologies, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 29, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 0-53306**

Dear Mr. Lennon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 24

1.   In future filings, please revise this discussion to explain the causes or business reasons for the changes in significant components of revenues and expenses. We remind you that one of the primary objectives of this section is to provide enough context around your results and enough insight into the underlying factors that drove your results that

investors can ascertain the likelihood that past performance is indicative of future performance.

Liquidity and Capital Resources, page 25

2.   Please revise your discussion of liquidity and capital resources in future filings to more fully describe your internal and external sources of liquidity and cash flows, including analyzing changes in each major category of your statement of cash flows for each year for which a statement of cash flows is included in your financial statements. Also discuss any material unused sources of liquidity and any material commitments for capital expenditures as of the end of the latest financial year. In addition, in accordance with Section 607.02 of the Financial Reporting Codification, your discussion of liquidity should disclose management's plans to overcome the uncertainty of your ability to continue as a going concern and should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following your balance sheet date, including discussing your expected cash inflows and outflows during this period. Your disclosures should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Please revise your future quarterly and annual reports to provide these disclosures. Refer to Section IV of our Release No. 33-8350.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

3.   The current audit report states the accounting firm's name but does not include a conformed signature. Please confirm to us that you received a signed report from your auditors. Please ensure that audit reports included in future filings include a conformed signature. Refer to Rule 302 of Regulation S-T.

Note 7. Subsequent Events, page F-12

4.   We note that on December 16, 2009 you entered into an Asset Purchase Agreement with AmAirpure, Inc. for their assets relating to the design, development, manufacture, sale and distribution of technology and products including air purification systems. We note that you paid for these assets with 15 million shares of your restricted common stock. Please explain to us in more detail:

- Whether this intellectual property has developed beyond prototypes to a final effective product that is ready to be manufactured on a larger scale, whether you currently have any customers for air purification systems, and if not, your progress in marketing these machines and obtaining customers;

- How you concluded this was an asset purchase as opposed to the purchase of a business under ASC 805. In your response, provide us with your analysis of the factors specified in ASC 805-10-55-4 through 55-9; and,

- Given that you appear to have concluded that this was an asset purchase instead of the purchase of a business, how you were able to generate revenues (outputs) so quickly without having acquired inputs and related processes that can be conducted and managed together as a business.

Form 10-Q for the quarter ended June 30, 2010

Note 3. Significant Accounting Policies, page 6

h) Revenue Recognition, page 7

5.   We note that your revenues have significantly increased following your acquisition of certain assets from AmAirpure, Inc. We also note that your current revenue recognition policy is generic and merely discusses the four criteria specified by SAB 104 for revenue recognition. Please provide to us, and disclose in future filings, an accounting policy tailored to your individual company's products, services, and circumstances. For example:

- Your current policy refers to both product revenues and service revenues. Please revise to clarify whether you sell products, services, or both, and provide specifics as to the types of products and/or services sold.

- Please address whether there are any rights of return or exchange related to these sales. If so, please tell us and revise your footnote to clarify how you account for these rights of return or exchange when recognizing revenue.

- Please also tell us and disclose your normal terms for payment and your policy for recognizing an allowance for doubtful accounts. In this regard, we note that the vast majority of revenues generated during the nine months ended June 30, 2010 appear to be in accounts receivable at June 30, 2010, and therefore appear to have not been collected from your customers, and it is unclear from your disclosures why you have not collected more of these accounts receivable. If this situation still exists at September 30, 2010, please ensure that your Form 10-K addresses this as part of your discussion of liquidity within MD&A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief